SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE ON RELATED PARTY TRANSACTIONS

Parties	Petrobras Transporte S.A. – TRANSPETRO and Braskem S.A.
Relationship with the issuer	TRANSPETRO is a wholly owned subsidiary of Petróleo Brasileiro S.A. – (“Petrobras”) which, in turn, holds 47.03% of the voting capital and 36.15% of the total capital of Braskem, and as such is considered a Shareholder with Significant Influence over Braskem.
Purpose

Port operations: Agreement for the provision of services, by TRANSPETRO to Braskem, for the unloading from vessels tankers (NTs) at Madre de Deus Terminal (TEMADRE), storage in tanks, transportation of products via pipeline called ORMADRE which connects TEMADRE to the Landulfo Alves de Mararipe Refinery (RLAM), and transportation of naphtha via pipeline at the Madre de Deus Terminal (TEMADRE) to the Carregador facilities located in the municipality of Camaçari/BA.

Key terms and conditions

•       Provision of services involving the unloading from vessels, storage in tanks and transportation via pipeline of naphtha

•       Volume: Monthly ship-or-pay of 200,000 m³, with weekly calculation

•       Total estimated amount: R$203,314,000.00

•       Form of Payment: 15 days from issue of bank payment slip

•       Validity: February 1, 2021 to December 31, 2025 (1794 days)

Date of execution of the agreement	01/29/2021
Any participation by the counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer

Petrobras, its partners or managers have not participated in Braskem’s decision process or negotiation of the transaction, with the directors who also hold positions in Petrobras abstaining from voting on the transaction in the scope of the Board of Directors Meeting.

Detailed justification of the reasons why the management of the issuer believes the transaction was carried out on an arm’s length basis or involves adequate compensatory payment	The transaction was carried out on an arm's length basis or provides for adequate compensatory payment. This is because the price stipulated in the transaction is aligned with (i) the public tariffs practicted by TRANSPETRO in the terminals, and (ii) the prices practiced at TEMADRE and in similar terminas for vessel unloading, tank storage and transportation via pipeline of products.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.